Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated November 11, 2013 relating to the combined financial statements of the Combined Presbia Companies (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, and an explanatory paragraph relating to allocations of expenses from Presbia Holdings, the Company’s ultimate controlling shareholder and arrangements with related parties), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Los Angeles, California

November 11, 2013